Mail Stop 6010

April 3, 2007

Mr. Todd Schermerhorn
Senior Vice President and Chief Financial Officer
C. R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

> **Re:** **C. R. Bard**
> **Form 10-K as of December 31, 2006**
> **Form 8-K dated January 25, 2007**
> **File No. 1-6926**

Dear Mr. Schermerhorn:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated January 25, 2007

1. We refer to the "Reconciliation of Earnings."   In future earnings releases please revise the table to separately identify each adjustment included in the caption "other items."

2. As a related matter, each of the individual captions is a separate non-GAAP measure under S-K Item 10(e). Accordingly, please expand future earnings releases to separately address how each measure provides useful information to investors. Also describe any other material purposes for which management uses each of the measures, if any.

3. We see that your non-GAAP measures exclude charges under SFAS 123(R). Please expand future earnings releases to provide the disclosures in Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Measures for each separate non-GAAP measure. In that regard, future earnings releases should address:

   - The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

   - The economic substance behind management's decision to use such a measure;

   - The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

   - The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

   - The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

   Refer SAB Topic 14, specifically Question 2 under the heading "G. Non-GAAP Financial Measures." Similar disclosure considerations apply to any other adjustments that would be considered recurring under S-K Item 10(e).

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3605 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding these comments. Please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Gary Todd
Review Accountant